UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2010

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From              To             .

Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN & BROWN, INC.

EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN & BROWN, INC.

220 SOUTH RIDGEWOOD AVENUE

DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Brown & Brown, Inc. Employee Savings Plan and Trust

Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 29, 2011

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

CASH	$1,324	$1,007,123

INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	177,948,158	141,626,450
Employer common stock	30,146,164	27,343,759
Pooled separate account	55,640,524	53,695,927
Personal choice retirement account	12,378,497	9,004,749

Total investments, at fair value	276,113,343	231,670,885

NOTES RECEIVABLES FROM PARTICIPANTS	6,564,616	5,689,580

RECEIVABLES:
Employer contributions	4,599,332	4,732,698
Participant contributions	13,555	—
Dividends and interest	133,865	—

Total receivables	4,746,752	4,732,698

TOTAL ASSETS AVAILABLE FOR BENEFITS, at fair value	287,426,035	243,100,286

BENEFITS PAYABLE	(234,724)	(33,480)

NET ASSETS AVAILABLE FOR BENEFITS, before adjustment	287,191,311	243,066,806

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,197,741)	(107,177)

NET ASSETS AVAILABLE FOR BENEFITS	$285,993,570	$242,959,629

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Investment income:
Dividend income	$2,686,734
Interest income	1,151,124
Other income	682,396
Interest on note receivables from participants	309,892
Net appreciation in fair value of investments	27,788,235

Total investment income	32,618,381

Contributions:
Participants	17,300,924
Employer	11,218,104
Rollovers from other qualified plans	1,274,611

Total contributions	29,793,639

Total additions	62,412,020

DEDUCTIONS:
Benefits paid to participants	19,287,913
Administrative expenses	90,166

Total deductions	19,378,079

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	43,033,941

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	242,959,629

NET ASSETS AVAILABLE FOR BENEFITS —End of year	$285,993,570

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General —The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and whom are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its U. S. subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefit Payments —Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration —The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employee of the Employer or from the Administrator. Effective July 1, 2009, Schwab Retirement Plan Services, Inc (“Schwab”) served as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) served as the trustee of the Plan. Diversified Investment Advisors, Inc. (“Diversified”) served as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “ Prior Trustee”), served as the trustee of the Plan through June 30, 2009.

Administrative Expenses —All investment-related expenses are charged against Plan earnings or are paid by the Plan. All other expenses are paid by the Employer.

Contributions —Participants may elect to contribute, subject to certain limitation, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s eligible compensation on a pay-period basis. The Plan permits the Board of Directors of the Employer to authorize optional profit-sharing contributions allocated to participants based on eligible compensation. The Board authorized an optional profit-sharing contribution of 1.5% of eligible compensation, up to a maximum of $245,000 for all eligible employees for the year ended December 31, 2010.

Vesting —Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional profit sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer contributions. As of December 31, 2010, forfeited amounts available to offset future Employer contributions were approximately $380,000. During the year ended December 31, 2010, approximately $664,000 of forfeited amounts were used to offset Employer contributions.

Investment Income and Expenses —Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.

Participant Loans —A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable each pay period for periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2010, interest rates ranged from 4.25% to 9.25%.

Plan Termination —Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting —The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments —The Plan’s investments in money market funds, mutual funds, Employer common stock, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the pooled separate accounts is based upon the value of the underlying assets as determined by the Trustee’s valuation. The contract value of participation units owned in the pooled separate accounts are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund as of December 31, 2010 and 2009. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fair Value Measurements—As of the beginning of the fiscal year ended December 31, 2009 the Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2010 and 2009. As required by ASC Topic 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Bond funds	$46,105,147	$—	$—	$46,105,147
Growth funds	43,543,820	—	—	43,543,820
Index funds	41,906,151	—	—	41,906,151
Value funds	23,126,459	—	—	23,126,459
Growth and Income funds	19,999,342	—	—	19,999,342
Asset Allocation/Retirement Strategy funds	3,267,239	—	—	3,267,239

Total mutual funds	177,948,158	—	—	177,948,158

Employer common stock	30,146,164	—	—	30,146,164
Personal choice accounts	12,378,497	—	—	12,378,497
Pooled separate accounts	—	55,640,524	—	55,640,524

Total investments at fair value	$220,472,819	$55,640,524	$—	$276,113,343

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Bond funds	$37,300,676	$—	$—	$37,300,676
Growth funds	35,140,431	—	—	35,140,431
Index funds	33,653,620	—	—	33,653,620
Value funds	17,494,155	—	—	17,494,155
Growth and Income funds	16,376,612	—	—	16,376,612
Asset Allocation/Retirement Strategy funds	1,660,956	—	—	1,660,956

Total mutual funds	141,626,450	—	—	141,626,450

Employer common stock	27,343,759	—	—	27,343,759
Personal choice accounts	9,004,749	—	—	9,004,749
Pooled separate accounts	—	53,695,927	—	53,695,927

Total investments at fair value	$177,974,958	$53,695,927	$—	$231,670,885

Risks and Uncertainties—Investments —The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements —In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, to clarify certain existing fair value disclosures and require a number of additional disclosures. The adoption did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issues Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be measured at their unpaid principal balance plus any unpaid interest and classified as notes receivable from participants. Previously, participant loans were measured at fair value and classified as investments. This update is effective for fiscal years ending after December 15, 2010. The prior year loan balance has been reclassified to conform with current year presentation.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a principal in the original Accounting Standard. In addition, this update required additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan Administrator is currently evaluating the effect of Accounting Standards Update 2011-04 on the Plan’s financial statements.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are summarized as follows:

	2010	2009

Employer common stock	$34,694,764	$27,343,759
Columbia Large Cap Index Fund	30,990,525	26,452,700
Pimco Total Return Bond Administration Fund	29,591,018	23,366,172
Van Kampen Growth and Income Fund	19,999,342	16,376,612
Harbor Capital Appreciation Fund	18,883,258	16,267,924
Wells Fargo Stable Return Fund***	55,640,524	53,695,927

***	Wells Fargo Stable Return Fund is shown at fair value. Contract Value was $54,442,783 and $53,588,750 at December 31, 2010 and 2009, respectively.

During the year ended December 31, 2010, the Plan’s investments appreciated in fair value as follows:

Amount

Mutual funds	$16,329,396
Employer common stock	10,085,336
Pooled separate accounts	1,373,352
Personal choice retirement accounts	151

Net appreciation in fair value of investments	$27,788,235

4.	INVESTMENT PROGRAMS

As of December 31, 2010, contributions to the Plan are invested in one or more of various investment fund options at the direction of each participant, including money market funds, mutual funds and Employer Company stock. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

Through June 30, 2009, Diversified managed a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund (the “Stable Five Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the six-month period ended June 30, 2009, was 3.75%. The average yield for this Diversified account for the six-month period ended June 30, 2009, was 4.00%.

Effective July 1, 2009, the investments in the Stable Five Fund was transferred to a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund (the “Stable Return Fund”), which invests in a variety of investment contracts such as GICs issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the year ended December 31, 2010 and 2009, was 2.9% and 3.32%, respectively. The average yield for the Stable Return Fund for the year period ended December 31, 2010 and 2009, was 2.38% and 3.40%, respectively.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investments include Brown & Brown, Inc. common stock which represents party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

Effective July 1, 2009, the sponsor adopted the 401(k) non-standardized prototype plan sponsored by the Charles Schwab Company. Schwab last received an opinion letter with respect to its prototype plan on January 31, 2006. Prior to January 1, 2011, the Plan was entitled to limited reliance on the opinion letter received by Schwab with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). Effective January 1, 2011, the Plan was amended and restated as an individually-designed plan with a portion of the Plan designated as an employee stock ownership plan, and an application for a determination letter has been filed with the Internal Revenue Service. The Plan’s management believes that the Plan, as amended and restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan in effect from January 1, 2009 to June 30, 2009 was a non-standardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to its prototype Plan on April 22, 2004. Prior to July 2, 2009, the Plan was entitled to limited reliance on the opinion letter received by Diversified with respect to compliance with the form requirements of the IRC.

SUPPLEMENTAL SCHEDULE

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Participant directed:
Mutual funds:
American Funds Europacific Growth Fund	$12,297,836
Columbia Small Cap Index Fund	3,195,284
Columbia Small Cap Value II Fund	6,622,933
Columbia Mid Cap Index Fund	3,496,397
Columbia Large Cap Index Fund	30,990,525
CRM Mid Cap Value Investor Fund	6,514,927
Dreyfus Bond Market Index Fund	5,601,727
Dreyfus International Stock Index Fund	4,223,945
Harbor Capital Appreciation Fund	18,883,258
Harbor International Fund	9,988,600
Morgan Stanley Mid Cap Growth Fund	7,438,825
Perimeter Small Cap Growth Fund	4,923,901
Pimco Real Return Bond Administration Fund	12,912,402
Pimco Total Return Bond Administration Fund	27,591,018
Russell Retirement Fund	104,249
Russell 2010 Strategy Fund	78,473
Russell 2015 Strategy Fund	490,120
Russell 2020 Strategy Fund	643,525
Russell 2025 Strategy Fund	731,705
Russell 2030 Strategy Fund	537,273
Russell 2035 Strategy Fund	213,224
Russell 2040 Strategy Fund	170,896
Russell 2045 Strategy Fund	164,837
Russell 2050 Strategy Fund	132,936
Van Kampen Growth & Income Fund	19,999,342

Total mutual funds	177,948,158

Employer common stock—at fair value*	30,146,164

Pooled separate account—at fair value— Wells Fargo Stable Return Fund	55,640,524

Self-directed:
Personal choice retirement account:
Money market fund—at fair value— Charles Schwab Money Market Fund	2,661,126
Non-interest bearing cash	34,808

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
AT&T Inc.	$72,703
A123 Systems Inc.	6,678
Abbott Laboratories	95,820
Accelrys Inc.	8,300
Acme Packet Inc.	10,632
Adventrx Pharma Inc.	564
Agnico Eagle Mines Ltd.	920
Airgas Inc.	1,249
Alamo Group Inc.	13,910
Altria Group Inc.	409
Amazon Com Inc.	2,700
American International Group	8,643
American Eagle Outfitters Inc.	11,704
Apple Inc.	29,353
AspenBio Inc.	10,982
Astrazeneca PLC	1,848
Atmel Corp.	6,160
Baidu Com Inc. ADR	96,530
Bank of America Corp.	22,046
BankAtlantic Bancorp A	89
Barclays PLC ADR	1,982
Berkshire Hathaway B	4,006
BJ’s Restaurants Inc.	3,543
Black Hawk Expl Inc.	150
Body Central Corp.	2,854
Boeing Co.	3,953
BP PLC ADR	13,251
Brinker International Inc.	10,510
Employer common stock*	4,548,600
Caterpillar Inc.	1,410
CF Industries Holdings	13,515
Chimera Investment Corp.	4,110
China Armco Metals	5,820
China Precision Steel	1,360
Chindex International	12,368
Chipotle Mexican Grill	42,532
Chubb Corp.	59,640
Cisco System Inc.	18,207
Citigroup Inc.	145,542
Citizens Banking CP	2,632
Cloud Peak Energy Inc.	1,626
Coca Cola Company	65,770
Comcast Corp A	11,060
ConocoPhillips	102,150

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Corinthian Colleges Inc.	2,605
Cotton & Western Mining	240
CTS Corp.	5,530
Darden Restaurants	2,322
Deep Down Inc.	73,800
Deere & Co.	83,050
Dell Inc.	8,130
Direxion Shares ETF	8,642
Dryships Inc.	2,745
ETFS Gold	1,555
E-Trade Financial Corp.	1,600
Exxon Mobil Corporation	73,120
F5 Networks Inc.	19,524
First Niagara Financial	7,075
Flagstar Bancorp Inc.	1,630
Ford Motor Company	54,567
Franklin Resources Inc.	11,121
Freeport-McMoRan Copper & Gold	19,695
General Electric Company	105,752
General Motors Co.	5,713
Generex Biotechnology Corp.	4,335
Genon Energy Inc.	198
Genworth Financial Inc.	1,577
Gushan Environmental Energy ADR	11,655
Hallmark Financial Services	232,050
Hartford Financial Services Group Inc.	3,974
Hologic Inc.	3,764
Home Depot Inc.	14,260
Intel Corp.	53,134
International Business Machines	149,993
JP Morgan Chase	12,732
Jabil Circuit Inc.	20,090
Joy Global Inc.	695
Juniper Networks Inc.	2,584
Kemet Corporation	14,580
Las Vegas Sands Corp.	308,738
Level 3 Communications Inc.	490
Life Technologies Corp.	2,775
Lilly Eli & Company	3,602
Limelight Networks Inc.	2,034
Loews Corporation	1,949
Lowes Companies	3,762
MGM Grand	6,994
Mannkind Corp.	6,448

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Marvell Tech Group LTD	37,100
McDonalds Corp.	117,443
Medtronic Inc.	7,418
Melco Pbl Entmt LTD Adr	44,520
Micron Technology Inc.	2,366
Microsoft Corp.	82,132
Molycorp Inc.	14,970
Mosaic Company	7,636
NASDAQ Stock Market Inc.	4,746
New York Community Bancorp	3,884
Nextera Energy Inc.	103,980
Nike Inc.	854
Nokia Corp Spon Adr F	5,160
Oracle Corporation	6,260
Paccar Inc.	2,873
Peabody Energy Corp.	1,600
Petrohawk Energy Corp.	40,643
Pfizer Incorporated	31,971
PIMCO Exchange Traded Fund	26,088
Potash Corp of Saskatchewan Inc.	30,966
Priceline.com Inc.	79,910
Regions Financial CP	7,000
Riverbed Technology Inc.	21,102
Saba Software Inc.	18,176
Salesforce.com	14,520
Shoppers Drug Mart Corp.	7,957
Simcere Pharma Gp Adr	12,186
Sirius XM Radio Inc.	2,608
Southwest Airls Co.	6,490
Spongetech Delivery Sys	2
Sprint Nextel Corp.	4,230
Starbucks Corp.	3,213
SunTrust Banks Inc.	88,530
Systems America Inc.	10,400
Teco Energy Inc.	35,600
Telestone Technologies	4,779
Thermo Fisher Scientific Corp.	2,214
Titanium Metals Corp.	2,233
Toronto Dominion Bank	2,229
Travelers Companies Inc.	55,710
UnitedHealth Group Inc.	3,611
Valeant Pharma International	5,036
Vanguard Specialized Funds	57,086
Verizon Communications	109,990

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Vishay Intertechnology	14,680
Wal-Mart Stores Inc.	113,253
Washington Mutual Inc.	8
Wells Fargo & Co New	3,068
Windstream Corp.	4,568
XL Group PLC	2,182
3SBio Inc ADR	15,180

Total corporate common stocks	8,109,021

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Mutual funds:

Amana Growth Fund	$3,465
American Beacon Largecap Value	18,987
American Century Growth Fund Inv	24,254
American Century Inflation Adjusted Bond	5,426
Artisan International Fund	11,367
CGM Focus Fund	49,712
Columbia Value and Restructuring Z	17,616
Direxion Monthly Latin America Bull Fund	1,083
Driehaus Emerging Markets Growth Fund	7,643
Federated Adj Rate Sec Inst’l Shs	10,133
Federated Short-Term Income Fund Instl	12,950
FMI Focus Fund	8,803
Forward Intl Small Company Fund Inv	8,079
Gabelli Asset Fund	17,537
Harding Loevner Emerging Markets	4,330
Janus Contrarian Fund T	49,824
Janus Overseas Fund T	66,132
Janus Research Fund T	21,280
Livestrong 2025 Portfolio Inv	21,036
Loomis Sayles Bond Fund R	5,175
Loomis Sayles Small Cap	24,570
Manning & Napier World	27,971
Metropolitan West Low Duration Bond	12,694
Oakmark Equity Income	21,245
Perkins Mid Cap Value T	72,562
PIMCO Low Duration D	4,057
PIMCO Total Return D	17,888
Royce Total Return Svc	12,179
Schwab Core Equity	35,929
Schwab Health Care	4,392
Schwab International Index	36,341
Schwab Small Cap Index Select	4,943
Schwab Total Stock Market Select	2,063
Schwab Yield Plus	501
Scout International	46,198
Selected American Shares	14,763
T. Rowe Price Spectrum Growth	9,509
The Delafield Fund	26,189
Vanguard Total International Stock Index	10,529
Yacktman Focused Fund	5,202

Total mutual funds	754,557

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

Identity and Description of Issues	Current Value

Personal choice retirement account (continued):

Preferred Stock:

Bank of America Series 1 Pfd	$2,254
Bank of America 7.25% Pfd	2,472
JPMorgan & Chase Co.	2,863
Wells Fargo 8.0% Pfd	5,636

Total preferred stock funds	13,225

Unit Trust:
Direxion Shs Etf Tr	1,890
First Trust Bick Index	22,082
Ishares MSCI Germany Index F	16,543
Ishares Trust Index Fund	26,974
Powershares DB Commodity	18,459
Proshares Trust Ultra Russell	33,318
Proshares Trust Ultra	35,683
Proshares Ultra Dow 30	16,229
Proshares Trust Ultra Finl	26,421
Proshares Ultrashort S&P 500	7,128
Schwab Emerging Markets Equity ETF	9,738
Schwab ETFS International Equity ETF	4,028
Spdr Gold Trust	210,716
Spdr Index Shares	71,947
Spdr S&P Dividend ETF	55,723
Spdr S&P Emerging Asia	17,833
United States Natural Gas LP	19,472
Vanguard Div Appr Vipers	28,104
Vanguard International Equity Index	22,433
Vanguard International Equity Index FD	10,303
Vanguard Tax-Managed FD	5,133
Vanguard Total Stock Market	106,810
WisdomTree Emerging	16,124
WisdomTree India Earning	22,669

Total unit trust funds	805,760

Total personal choice retirement account	12,378,497

TOTAL ASSETS HELD FOR INVESTMENT	$276,113,343

*	A party-in-interest (Note 5).

Cost information is not required to be provided as these investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 29, 2011	By:	/S/ CORY T. WALKER
Cory T. Walker
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification is incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.